SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

LCA-VISION INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501803308
(CUSIP Number)

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308		Page 2 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501803308		Page 3 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig P.R. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501803308		Page 4 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan H. Buckey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, $.001 par value (the “Shares”), of LCA-Vision Inc., a corporation organized under the laws of Delaware (the “Issuer”).  This statement is being filed by Stephen N. Joffe, Craig P.R. Joffe, and Alan H. Buckey (collectively, the “Reporting Persons”).

This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons solely to amend Items 4 and 7.

Item 4.  Purpose of Transactions.

Item 4 is amended to add the following:

On December 9, 2008, the Reporting Persons sent to Mr. E. Anthony Woods, Chairman of the Board of the Issuer, and copied to Mr. William Bahl, Mr. John Hassan, Mr. John Gutfreund, and Mr. Steven Straus as the other Directors of the Board of the Issuer, the letter included in this Amendment as Exhibit 99.9 and issued the press release included in this Amendment as Exhibit 99.10.

Except as the foregoing may be deemed a present plan or proposal, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, and/or change their purpose or formulate or reformulate their plans or proposals with respect thereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1*	Power of Attorney
99.2*	Joint Filing Agreement
99.3*	Letter dated November 21, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.4)
99.4*	Press release dated November 21, 2008
99.5*	Letter dated November 24, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.6)
99.6*	Press release dated November 24, 2008
99.7*	Letter dated December 4, 2008 from the reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.8)
99.8*	Press release dated December 4, 2008
99.9	Letter dated December 9, 2008 from the reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.10)
99.10	Press release dated December 9, 2008

* Previously filed.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      December 9, 2008

*
Stephen N. Joffe

*
Craig P.R. Joffe

*
Alan H. Buckey

/s/Mark A. Weiss
*By: Mark A. Weiss, as Attorney-in-Fact